04024937

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX:KLS

FOR IMMEDIATE RELEASE

SUPPL

KELSO ANNOUNCES PRIVATE PLACEMENT

MONDAY, APRIL 26, 2004, VANCOUVER, BC – The Company announced that it is arranging, subject to regulatory approval, a Private Placement of up to 329,480 common shares at a price of $0.15 per share for total proceeds of up to $49,422.00. The investor will also be granted non-transferable warrants to purchase up to an additional 329,480 common shares for a period of two years at a price of $0.20 per share.

The proceeds of this Private Placement will be used for general working capital.

The Company also announced that it has decided to attempt to raise up to an additional $100,000.00 on the same terms above. These funds will be used for additional working capital.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman,
President & CEO

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES REPORTS 2nd QUARTER RESULTS

MONDAY, APRIL 26, 2004, VANCOUVER, BC — Kelso Technologies Inc. (TSX-V:KLS) today announced its unaudited financial results for the three months ended February 29, 2004.

Kelso incurred a net loss of $164,592 compared with a net loss of $194,254 for the same period last year. The loss was attributed to ongoing operating and research and development expenses incurred through the normal course of business.

Cash flow from financing activities was $88,184 for the period compared with $8,415 the corresponding period last year.

Cash decreased during the period by $72,059 to reserves of $147,445 at the end of the period compared with cash reserves in the prior year period of $61,070. These cash reserves will be used to continue company operations, its research and development activities and expenses related to its capital raising efforts being undertaken with Investment Banker Goldsmith Agio Helms of Minneapolis, Minnesota.

"*On April 7, 2004, Kelso announced that initial meetings were taking place between parties interested in discussing a formal relationship with Kelso. I am pleased to report that additional conversations have since been held and, to this point, they have been very positive. As further news is available, Kelso will inform the public," state*d Stephen L. Grossman, President and CEO.

The unaudited financial statements of the Company for the first quarter of fiscal 2004 have been filed and are available for viewing at the SEDAR web site at www.sedar.com by tomorrow.

For further information regarding Kelso Technologies Inc. please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com